U N I T E D   S T A T E S

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended        December 31, 2009

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                                           to

Commission file number        1-6887

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bank of Hawaii Retirement Savings Plan

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of Hawaii Corporation

130 Merchant Street

Honolulu, Hawaii 96813

REQUIRED INFORMATION

Listed below are the financial statements and exhibits filed as part of the annual report.

A.           Financial Statements

1.               Report of Independent Registered Public Accounting Firm

2.               Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008

3.               Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2009 and 2008

4.               Notes to Financial Statements

5.               Schedule of Assets (Held at End of Year)

B.             Exhibits

Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan.        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bank of Hawaii Retirement Savings Plan
(Name of Plan)

Date	: June 29, 2010	/s/ ALLAN R. LANDON
Allan R. Landon
Chairman of the Board and Chief Executive Officer
of Bank of Hawaii Corporation

/s/ KENT T. LUCIEN
Kent T. Lucien
Vice Chairman and Chief Financial Officer
of Bank of Hawaii Corporation

/s/ DEREK J. NORRIS
Derek J. Norris
Senior Executive Vice President and Controller
of Bank of Hawaii Corporation

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

Bank of Hawaii Retirement Savings Plan

Years Ended December 31, 2009 and 2008

With Report of Independent Registered

Public Accounting Firm

Bank of Hawaii Retirement Savings Plan

Audited Financial Statements

and Supplemental Schedule

Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and

The Benefit Plans Committee of
Bank of Hawaii Corporation

Bank of Hawaii Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Bank of Hawaii Retirement Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Honolulu, Hawaii
June 29, 2010

Bank of Hawaii Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
	(In Thousands)
Assets
Investments, at Fair Value	$343,238	$285,386

Receivables:
Employer Contribution	5,207	5,672
Net Assets Reflecting Investment at Fair Value	348,445	291,058
Adjustment From Fair Value to Contract Value For Interest in Collective Trust Related To Fully Benefit-Responsive Investment Contracts	(1,412)	768
Net Assets Available for Benefits	$347,033	$291,826

See accompanying notes to Financial Statements.

Bank of Hawaii Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2009	2008
	(In Thousands)
Additions (Deductions):
Investment Income – Interest and Dividends	$8,586	$13,606
Net Appreciation (Depreciation) in Fair Value of Investments	44,079	(99,646)

Contributions:
Participants	10,233	10,447
Employer	9,291	10,047
Participant Rollovers	196	91
Total Contributions	19,720	20,585

Distributions to Participants	(17,178)	(21,914)

Net Increase (Decrease) of Net Assets Available for Benefits	55,207	(87,369)
Net Assets Available for Benefits at Beginning of Year	291,826	379,195
Net Assets Available for Benefits at End of Year	$347,033	$291,826

See accompanying notes to Financial Statements.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements

December 31, 2009

1. Description of the Plan and Summary of Significant Accounting Policies

Description of the Plan

The following description of the Bank of Hawaii Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan for employees of Bank of Hawaii Corporation and certain of its subsidiaries (collectively, the Company) who have fulfilled the Plan’s participation requirements. The Plan is subject to the reporting and disclosure, fiduciary, vesting, and administration and enforcement provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is administered by Bank of Hawaii (the Plan Administrator), a subsidiary of the Company. All assets of the Plan are held in trust by Vanguard Fiduciary Trust Company, as trustee, and all benefits are provided by such trust fund.

Effective April 1, 1998, the portion of the Plan consisting of the Bank of Hawaii Corporation Stock Fund converted to an employee stock ownership plan (ESOP). As an ESOP, any cash dividends on Bank of Hawaii Corporation stock are passed through to the participants unless the participant elects against receiving the dividend in cash. The cash dividend on shares of Bank of Hawaii Corporation stock paid as a dividend pass-through is not treated as a distribution from the Plan; rather, it is accounted for as if the participant receiving the dividend was the direct owner of the shares of Bank of Hawaii Corporation stock. For participants electing not to receive the dividend pass-through, the dividend is allocated to the participant’s account as income and is invested in additional shares.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan and Summary of Significant Accounting Policies (continued)

Under prior plan provisions, certain balances were unvested and subject to forfeiture.  Forfeitures may be credited against employer contributions required for the calendar year. In July 2009, the forfeiture balance of approximately $344,000 was credited against the employer contributions required for the plan year.  As of December 31, 2009 and 2008, the cumulative forfeited unvested amounts available to be used for future employer contributions were approximately $144,000 and $442,000, respectively. In the event that the Board of Directors terminates the Plan, each member’s interest in the Plan will remain fully vested and non-forfeitable. The Board of Directors may require all participants and beneficiaries to withdraw such amounts in cash, in kind, in any other form or any combination thereof, as it may determine in its sole discretion.

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Expenses

Fees paid to the Plan’s trustee and other administrative expenses incurred in connection with the operation of the Plan are paid by the Company. Brokerage commissions and other expenses incurred in connection with the purchase or sale of investments are paid by the Plan.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan and Summary of Significant Accounting Policies (continued)

Investments

Investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value (NAV) of shares held by the Plan at year-end. The Vanguard Retirement Savings Trust is a collective trust investing primarily in synthetic investment contracts backed by high-credit-quality fixed income investments and traditional investments issued by insurance companies and commercial banks.  These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. The units of the collective trust fund are valued at NAV established by the fund’s sponsor on the last business day of the plan year based on the fair value of the underlying assets.  Shares of Bank of Hawaii Corporation stock are valued at the quoted market price at year-end. Participant loans are valued at their outstanding balances which approximates fair value.

The collective trust fund seeks to provide current and stable income while maintaining a stable share value of $1 per share net asset value.  The fund seeks to achieve its objective by diversifying among high-credit-quality investments and investment contracts that are structured to smooth market gains and losses over time.  The balance in the collective trust fund can be transferred into a stock fund, a balanced fund, or a bond fund with an average duration of more than four years as often as the participant chooses; however, it must remain there for 90 days before transferring it into a short-term bond or money market fund.  Direct shifts from the collective trust fund into short-term bond or money market funds are limited to the greater of $500 or 25% of the participant’s account balance in the collective trust fund and can only be done in January of each year.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

The net realized gain or loss on investments sold during the year and the unrealized gain or loss on investments held at year-end are reflected in the statements of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments. The net realized gain and loss on investments sold is computed using the average cost method.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan and Summary of Significant Accounting Policies (continued)

Concentration of Market and Credit Risk

The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. The Plan’s concentration of credit risk and market risk are dictated by the Plan’s provisions as well as those of ERISA and the participant’s investment preference. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in risks in the near term could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Contributions

Contributions from the Company and participants are accrued through December 31 in the statements of net assets available for benefits.

Participating employees are allowed to contribute up to 50% of their eligible compensation (within federal limits) to the Plan. The Company makes matching contributions on behalf of participants equal to $1.25 for each $1.00 contributed by participants up to 2% of the participants’ eligible compensation and $0.50 for every $1.00 contributed by participants over 2% up to 5% of the participants’ eligible compensation.  A 3% fixed contribution and a discretionary value-sharing contribution, that is linked to the Company’s financial goals, are made regardless of whether the participating employee contributes to the Savings Plan and are invested in accordance with the participant’s selection of investment options available under the Plan. Value sharing contributions for the years ended December 31, 2009 and 2008, were approximately $1,500,000 and $2,100,000, respectively. Total employer and employee contributions are limited to certain maximum annual amounts, including those imposed under the Internal Revenue Code.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan and Summary of Significant Accounting Policies (continued)

Benefit Payments

Benefits are recorded when paid.

Withdrawals are permitted for participants demonstrating immediate financial need. Participants are allowed to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the current value of their account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms do not exceed five years unless the loan is used for the purchase of a primary residence. The loans are secured by the balance in the participant’s account or other security deemed to be sufficient by the Benefit Plans Committee and are made at a reasonable rate of interest. Principal and interest is repaid ratably into the participant’s account through payroll deductions. No loans are permitted from the Bank of Hawaii Corporation Stock Fund.

For termination of employment, a participant or their beneficiary is entitled to receive an allocation of the employer matching contribution. A participant is also entitled to a pro-rata allocation of the Company’s fixed and value sharing contributions for the calendar year in which the participant terminated employment due to retirement, disability or death. For termination of employment prior to retirement (normal and early), disability or death, the participant’s vested account will be distributed as soon as practicable. For all accounts under the Plan that exceed $5,000, a distribution can only be made if the participant consents in writing to such a distribution. Participants are entitled to receive the vested portion of their Money Purchase Plan (MPP) account, a plan option available in a previous plan provision, in the form of a joint and survivor or life annuity, unless elected otherwise. Participants may elect to waive distribution of MPP benefits in such a manner and elect to receive distribution in the form of a single lump sum payment. In case of death, beneficiaries may elect to receive distributions from the MPP account as a lump sum or as an annuity contract. Participants may also elect to defer distributions.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan and Summary of Significant Accounting Policies (continued)

Fair Value Measurements

The current accounting standards establish the fair value hierarchy which prioritizes the use of inputs used in valuation methodologies into the following three levels:

Level 1:

Inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.

Level 2:

Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; inputs to the valuation methodology include quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs to the valuation methodology that are derived principally from or can be corroborated by observable market data by correlation or other means.

Level 3:

Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using discounted cash flow methodologies, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

An asset or liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

New Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (FASB) issued an accounting standard that addressed estimating fair value when the volume and level of activity for the asset or liability have significantly decreased and in identifying transactions that are not orderly. In such instances, this accounting standard provides that management must determine whether recent quoted prices are associated with distressed transactions. If management concludes that quoted prices are associated with distressed sales, an adjustment to the quoted prices may be necessary or management may conclude that a change in valuation technique or the use of multiple valuation techniques may be appropriate to estimate an asset or liability’s fair value. The Plan adopted this accounting standard on April 1, 2009. The adoption of this accounting standard, which was subsequently codified into Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures, did not result in significant changes to the Plan’s valuation techniques.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan and Summary of Significant Accounting Policies (continued)

In September 2009, the FASB issued ASU No. 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which provides amendments to ASU 820, Fair Value Measurements and Disclosures.  This provision provides guidance on estimating the fair value of a company’s investments in investment companies when the investment does not have a readily determinable fair value.  It permits the use of the investment’s net asset value as a practical expedient to determine fair value.  This provision also requires additional disclosure of the attributes of these investments such as: (i) the nature of any restrictions on the reporting entity’s ability to redeem its investment; (ii) unfunded commitments; and (iii) investment strategies of the investees.  This provision is effective for periods ending after December 15, 2009.  The adoption did not have a material impact on the Plan’s financial statements.

In January 2010, the FASB issued ASU No. 2010-06, Improving Disclosures About Fair Value Measurements, which adds disclosure requirements about transfers into and out of Levels 1, 2, and 3, clarifies existing fair value disclosure requirements about the appropriate level of disaggregation, and clarifies that a description of the valuation technique (e.g., market approach, income approach, or cost approach) and inputs used to measure fair value is required for recurring, nonrecurring, and Level 2 and 3 fair value measurements. These provisions of the ASU are effective for reporting periods ending on or after March 31, 2010. The ASU also requires that Level 3 activity about purchases, sales, issuances, and settlements be presented on a gross basis rather than as a net number as currently required. This provision of the ASU amends only the disclosure requirements for fair value measurements and is effective for the Plan’s reporting period ending on or after March 31, 2011. As this ASU amends only the disclosure requirements for fair value measurements, the adoption will have no impact on the Plan’s financial statements.

Subsequent Events

The company adopted ASC 855, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. It is effective for financial periods ending after June 15, 2009, and is to be applied prospectively. Management has evaluated all events and transactions that occurred subsequent to December 31, 2009. There were no material subsequent events that require recognition or disclosure in the financial statements for the year ended December 31, 2009.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

2. Investments

During the years ended December 31, the Plan’s investments appreciated (depreciated) in fair value as follows:

	2009	2008
	(In Thousands)

Mutual funds	$42,313	$(93,963)
Common stock	1,766	(5,683)
Net appreciation (depreciation) in fair value of investments	$44,079	$(99,646)

The fair value of individual investments representing 5% or more of the Plan’s net assets at December 31 are as follows:

	2009	2008
	(In Thousands)

Vanguard Retirement Savings Trust	$65,315	$58,731
Bank of Hawaii Corporation Common Stock	48,015	48,050
Vanguard Wellington Fund	46,964	39,132
Vanguard 500 Index Fund	43,681	33,870
Vanguard Windsor Fund	34,097	28,081

The Plan invests in a collective trust, Vanguard Retirement Savings Trust, which owns fully benefit-responsive investment contracts. The Plan reflected the Vanguard Retirement Savings Trust at fair value and recognized an adjustment from fair value to contract value for the fully benefit-responsive investment contract of $(1,412,000) and $768,000 as of December 31, 2009 and 2008, respectively, in the statements of net assets available for benefits.

3. Fair Value of Assets

The following describes the valuation methodologies used for assets recorded at fair value.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the quoted net asset value (NAV) of shares held by the plan at year-end.

Participant loans: Valued at amortized cost, which approximates fair value.

Common collective trust: Valued at the NAV of unit shares held by the plan at year-end. The NAV is based on the fair value of the underlying investments supported by observable purchases and sales from independent sources.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

3. Fair Value of Assets (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

Assets Measured at Fair Value on a Recurring Basis as of December 31, 2009:

(Dollars in Thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total as of Dec 31, 2009
Equity securities – mutual funds
Large-cap	$58,453	$–	$–	$58,453
Large and mid-cap	37,283	–	–	37,283
Mid-cap	6,091	–	–	6,091
Small-cap	7,812	–	–	7,812
International	28,511	–	–	28,511
Blended-mutual funds	68,586	–	–	68,586
Fixed income-mutual funds	17,934	–	–	17,934
Money market fund	157	–	–	157
Equity security-common stock	48,015	–	–	48,015
Common collective trust	–	65,315	–	65,315
Participant loans	–	–	5,081	5,081
Total assets at fair value	$272,842	$65,315	$5,081	$343,238

Assets Measured at Fair Value on a Recurring Basis as of December 31, 2008:
(Dollars in Thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total as of Dec 31, 2008
Equity securities – mutual funds
Large-cap	$46,962	$–	$–	$46,962
Large and mid-cap	29,815	–	–	29,815
Mid-cap	2,677	–	–	2,677
Small-cap	6,419	–	–	6,419
International	17,965	–	–	17,965
Blended-mutual funds	52,696	–	–	52,696
Fixed income-mutual funds	17,081	–	–	17,081
Money market fund	78	–	–	78
Equity security-common stock	48,050	–	–	48,050
Common collective trust	–	58,731	–	58,731
Participant loans	–	–	4,912	4,912
Total assets at fair value	$221,743	$58,731	$4,912	$285,386

The table below sets forth a summary of changes in the Plan’s level 3 assets at fair value as of December 31, 2009:

(Dollars in Thousands)	Participant Loans

Balance as of January 1, 2009	$ 4,912
Purchases, sales, issuances, and settlements (net)	169
Balance as of December 31, 2009	$ 5,081

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

4. Transactions and Agreements With Parties-in-Interest

Plan investments include shares of mutual funds managed by Vanguard. Vanguard is the trustee of the Plan. Accordingly, transactions involving shares of such mutual funds are considered party-in-interest transactions.

Plan investments include shares of mutual funds advised by the Asset Management Group of Bank of Hawaii, a subsidiary of Bank of Hawaii Corporation. Accordingly, transactions involving shares of such mutual funds are considered party-in-interest transactions.

Transactions in shares of Bank of Hawaii Corporation common stock qualify as party-in-interest transactions under the provisions of ERISA. During the years ended December 31, 2009 and 2008, the Plan made purchases of $2,173,000 and $2,675,000, respectively, and sales of $5,921,045 and $12,473,000, respectively, of Bank of Hawaii Corporation common stock on behalf of its participants. At December 31, 2009 and 2008, the Plan held 1,020,565 and 1,065,491 shares of Bank of Hawaii Corporation common stock, respectively, representing 14% and 17%, respectively, of the total net assets of the Plan.

5. Income Tax Status

The Plan last received a determination letter from the Internal Revenue Service dated October 30, 2002, stating that the Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. There have been amendments to the Plan since the last determination letter from the Internal Revenue Service. Subsequent amendments are structured to, and are intended to, maintain the Plan’s tax-exempt status.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the statements of net assets available for benefits and the statements of changes in net assets available for benefits per the financial statements at December 31 to the Form 5500:

	2009	2008
	(In Thousands)

Net assets available for benefits per the financial statements	$ 347,033	$ 291,826
Adjustment from fair value for fully benefit-responsive investment contracts	1,412	(768)
Net assets available for benefits per the Form 5500	$ 348,445	$ 291,058

Total net gain per the financial statements	$ 55,207
Adjustment from fair value for fully benefit-responsive investment contracts at December 31, 2008	768
Adjustment from fair value for fully benefit-responsive investment contracts at December 31, 2009	1,412
Total net gain per the Form 5500	$ 57,387

Supplemental Schedule

Bank of Hawaii Retirement Savings Plan

Employer ID Number: 99-0033900/Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

Description	Number of Shares	Cost	Current Value
	(Dollars in Thousands)
Mutual Funds
Pacific Capital High Grade Core Fixed Income Fund	404,177	$ 4,452	$ 4,498
Pacific Capital Growth & Income Fund	527,665	6,752	5,562
Pacific Capital Growth Stock Fund	910,314	8,815	7,601
Pacific Capital International Stock Fund	498,323	4,263	3,737
Pacific Capital Mid Cap Fund	81,919	798	654
Pacific Capital New Asia Growth Fund	1,190,833	15,980	16,386
Pacific Capital High Grade Short Intermediate Fixed Income Fund	323,231	3,189	3,258
Pacific Capital Small Cap Fund	685,892	9,927	7,812
Pacific Capital Value Fund	248,226	2,055	1,609
Vanguard 500 Index Fund	425,453	43,534	43,681
Vanguard Growth Equity Fund	343,715	3,351	3,186
Vanguard International Growth Fund	493,652	9,225	8,387
Vanguard Mid-Cap Index Fund	332,338	5,421	5,437
Vanguard Prime Money Market Fund		144	144
Vanguard Short-Term Federal Fund	948,526	10,049	10,178
Vanguard Target Retirement 2005 Fund	97,996	1,062	1,076
Vanguard Target Retirement 2010 Fund	88,246	1,794	1,811
Vanguard Target Retirement 2015 Fund	498,504	5,802	5,638
Vanguard Target Retirement 2020 Fund	92,526	1,772	1,847
Vanguard Target Retirement 2025 Fund	381,541	4,416	4,319
Vanguard Target Retirement 2030 Fund	34,181	642	660
Vanguard Target Retirement 2035 Fund	185,983	2,173	2,161
Vanguard Target Retirement 2040 Fund	37,385	657	712
Vanguard Target Retirement 2045 Fund	98,403	1,164	1,183
Vanguard Target Retirement 2050 Fund	41,995	772	803
Vanguard Target Retirement Income Fund	113,387	1,367	1,413
Vanguard Wellington Fund	1,627,884	44,995	46,964
Vanguard Windsor Fund	2,862,881	42,478	34,097
Total Mutual Funds		237,049	224,814

Collective Trust
Vanguard Retirement Savings Trust	63,902,820	$ 65,315	$ 65,315
Bank of Hawaii Corporation Common Stock Fund
Bank of Hawaii Common Stock	1,020,565	21,110	48,015
Vanguard Prime Money Market Fund		13	13
Total Bank of Hawaii Corporation Common Stock Fund		21,123	48,028

Participant Loans
Participant Loans-Interest rates ranging from 4.14% to 9.25%		5,081	5,081
		$ 328,568	$ 343,238

All investments are with parties-in-interest to the Plan.